

Mail Stop 4631

September 14, 2009

<u>**via U.S. mail and facsimile**</u>

Jerry Dumas, Chief Executive Officer
Flotek Industries, Inc.
2930 W. Sam Houston Pkwy N.
Houston, Texas   77043

        RE: Flotek Industries, Inc.
                  Form 10-K for the Fiscal Year Ended December 31, 2008
                  Form 10-Q for the Fiscal Quarter Ended June 30, 2009
                  Proxy Statement
                  Filed April 29, 2008
                  File No. 000-52423

Dear Mr. Dumas:

        We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis of Financial Condition and Results of
Operations, Page 28

Results of Operations, page 34

1. In future annual and quarterly filings please ensure the discussion of results and
    operations quantifies the impact of the various underlying factors mentioned in
    your analysis and discusses the underlying causes. For example:

    - On page 35 you list several factors contributing to the 51% increase in selling,
      general and administrative costs but do not quantify their impacts.
    - In your discussion of the operations of Chemicals and Logistics on page 37,
      you do not quantify the impact on revenue from the increase in sales of
      proprietary specialty chemicals, the effect of price increases instituted in the
      first quarter, the impact of the Sooner Energy Services, Inc. acquisition, or the
      offsetting impact of the decrease in sales of other chemical business. Given
      the importance of the rising cost of raw materials during the first part of 2008,
      quantification of the effect of price increases appears particularly important to
      an understanding of your operations.
    - The underlying reasons for the significant fluctuations in sales volume of
      "green" chemicals is not discussed. The decline in the quarter ended June 30
      is not quantified.
    - You do not discuss the underlying causes of the increase in Drilling Products
      revenue from the organic growth discussed on page 38.
    - While gross margin was stable in calendar years 2008 and 2007, there was a
      significant decline in gross margin during the first two quarters of 2009.
      However the discussion of gross margin in the Forms 10-Q is very brief, does
      not provide detailed analysis, and does not quantify the impact of the
      underlying reasons.

    These are examples and are not intended to be a comprehensive list. For
    additional guidance, please refer to Section 501.04 of the Financial Reporting
    Codification and SEC Release 33-8350.

2. We note your discussion of raw materials on pages 5 and 8 and throughout
    MD&A. In future filings please provide additional analysis of how the
    fluctuations in oil and gas prices affect your business. Discuss the impact of
    rising prices on your margins, your ability to recover these costs through
    corresponding price increases, the impact during the periods presented, and the
    anticipated impact in future periods. Regarding the recent significant decline in
    oil and gas prices, provide a more detailed analysis that clarifies and to the extent

possible, quantifies the link between a decline in oil and gas prices and specific effects on your business. Provide quantified information to the extent available. We note you began presenting rig count in your March 31, 2009, Form 10-Q. To the extent management is aware of intermediate metrics indicative of the strength of markets, such as rig count, well completions, or industry exploration and production expenditures, disclosure and analysis of such quantified information may assist investors in viewing the business through the eyes of management. Disclose and analyze any specific events or trends that may impact future operations, such as significant customer project delays or modifications and adverse competitive pressures in significant markets. Refer to Item 303(a)(3)(ii) of Regulation S-K.

3. We note you present a non-GAAP reconciliation on page 34. Please tell us and disclose in future filings the reasons why you believe that presentation of the non-GAAP financial measure provides useful information to investors regarding the your financial condition and results of operations. If you continue to present this measure in future filings, please include the disclosures discussed in Question 8 of *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures*, available on our website. Provide us with an example of your intended future disclosure.

Capital Resources and Liquidity, page 41

4. You state on page 39 the Drilling Products segment requires higher levels of capital expenditures than your other segments. We note capital expenditures for this segment amounted to $19.8 million for 2008 and you plan to reduce capital spending in this segment by more than 50% in 2009 from 2008 levels. We further note from your cash flow statement as of June 30, 2009 you've spent $4.9 million for capital expenditures. In future filings please disclose your estimate for capital expenditures for the remaining 2009 fiscal year for this segment and the source of funds. Please also address whether a significant decrease in capital expenditures will impact your results of operations and liquidity for this segment.

5. You state on page 41 that during the year ended December 31, 2008, changes in working capital used approximately $3.4 million in cash, principally due to an increase of $14.5 million in inventory, an increase of $8.5 million in accounts receivable partially offset by an increase of $12.4 million in accounts payable and an increase of $7.5 million in accrued liabilities, including interest. In future filings please provide a more robust liquidity discussion of the material changes in your operating accounts. Specifically, please discuss key drivers contributing to material increases or decreases in working capital. Furthermore, given that you have cash obligations related to your long-term debt and your history of covenant violations; in future filings please discuss your ability to satisfy your debt

obligations and fund capital expenditures and operations. Refer to Sections 501.03 and 04 of the Financial Reporting Codification for guidance.

Critical Accounting Policies and Estimates, page 47

Revenue, page 47

6. In future filings please expand your revenue recognition policy to disclose the amount of revenue attributable to claims and unapproved change orders, if material, for each period presented. Refer to SOP 81-1 and the AICPA Audit and Accounting Guide for Construction Contractors for guidance.

7. Please clarify whether there are material sales from services outside of your logistics division and, if so, revise your revenue recognition policy to disclose your policy for recognizing revenue from providing these services.

Goodwill, page 48

8. Please expand your discussion of goodwill and impairment testing to include the following disclosure about impairment testing of goodwill:

- Revise your disclosure to provide a description of your reporting units. Refer to paragraphs 30-31 of SFAS 142 for guidance.
- Provide a description of the valuation method used to determine the fair value of your reporting units, the material assumptions used in the valuation method, and the sensitivity of those assumptions. For example, disclosure of the assumptions under the discounted cash flow method should include the discount rate used, projected revenue growth rates, and the operating profit margin, at a minimum.
- Include a sensitivity analysis of the material assumptions using other reasonably likely inputs.
- Clarify whether the fair value of each of your reporting units is or is not materially in excess of the carrying value and discuss the implications on the sensitivity of your assumptions or the possibility of future impairment. For any reporting units with a carrying value that is not materially different from the estimated fair value, please disclose the amount of goodwill for the reporting unit and the amount of headroom.

Please provide us with an example of your intended future disclosure.

Intangible and Other Assets, page 48

9. Please expand your discussion of other intangible assets to discuss the valuation method used in your impairment testing and to disclose the significant underlying

assumptions. Include a sensitivity analysis of the material assumptions using other reasonably likely inputs.

Note 9 – Long-term Debt, page 78

10. Please clarify the specific terms of conversion and clearly disclose other significant terms of the notes. The discussion should include concise but specific disclosure of the terms with significant accounting ramifications and sufficient to an understanding of implications of future cash flows and future financial statement impacts.

11. We note you issued 5.25% Convertible Senior Notes on in February 2008. You state on page 42 the notes are guaranteed on a senior, unsecured basis by the Guarantors. Based on the Form 8-A12B filed on February 7, 2008, it appears that certain of your subsidiaries are guarantors of your public debt. If so, please tell us your consideration of providing financial statements pursuant to Rule 3-10 of Regulation S-X

Item 9A. Controls and Procedures, page 95

12. We note your statement that "There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives." Please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

Item 15. Exhibits and Financial Statement Schedules, page 97

13. We note that it appears you have not filed on EDGAR certain exhibits and schedules to the credit agreements you have filed as Exhibits 10.1, 10.16 and 10.21 to your Form 10-K. Please file complete copies of your credit agreements. See Item 601(b)(10) of Regulation S-K.

Exhibit 12 – Ratio of Earnings To Fixed Charges

14. We note your ratio of earnings to fixed charges indicates less than a one-to-one coverage for the year ended December 31, 2008.   In future filings where your ratio of earnings to fixed charges indicates less than a one-to-one coverage, please disclose the dollar amount of the deficiency. Refer to Item 503 of Regulation S-K.

Exhibit 32.1 and 32.2

15. The certifications provided under section 906 of the Sarbanes-Oxley Act are not dated. Please file a full amendment to the Form 10-K for the fiscal year ended December 31, 2008 that includes the proper certifications required by Items 601(b)(32) of Regulation S-K.

Definitive Proxy Statement

General

16. Please provide information pursuant to Item 404(a) and (b) and 407(e)(4) of Regulation S-K.

Compensation Discussion and Analysis, page 11

17. Please clarify the extent of your benchmarking practices. Although it appears that you engage in some benchmarking of base salaries, explain whether you apply these practices to other elements of your compensation program. To the extent you do benchmark other forms of compensation, please disclose where you target each element of compensation and where actual payments fall within the targeted parameters. Provide appropriate analysis and insight into specific payouts to the extent they fall outside the targeted parameters.

Base Salary, page 14

18. We note that the base salaries of each of the named executive officers increased in 2008. For each named executive officer, please describe and quantify the individual performance objectives that served as the basis for the increases in base compensation.

Annual Bonus Compensation, page 15

19. Please revise to describe your annual bonus compensation including, for each of your named executive officers, the total amount of compensation the named executive officers were targeted to receive in 2008, the factors the compensation committee used to determine the total targeted amount of annual bonus compensation and why no payouts were made in 2008. We note disclosure that

Mr. Jowett received a 2008 bonus. Please disclose the specific reasons why Mr. Jowett was awarded this form and level of compensation and discuss and analyze the reasons why the compensation committee determined that the bonus was appropriate in light of the factors it considered.

Equity Compensation, page 16

20. For each named executive officer please expand the disclosure in the last paragraph on page 16 to include substantive analysis and insight into how the restricted stock and stock option awards were determined and provide insight into why the compensation committee determined that the levels of compensation were appropriate in light of the factors considered. Also, for each named executive officer, please describe and quantify the individual performance objectives that contributed to awards made under this compensation program.

Summary Compensation Table, page 20

21. Please provide disclosure pursuant to the Instruction to Item 402(c)(2)(v) and (vi) for footnotes 1 and 2 in the summary compensation table.

Option Exercises and Stock Vested, page 24

22. We note that Mr. Dumas had a significant vesting event in 2008. Please disclose whether this had any impact on the decisions made by the compensation committee with respect to the 2008 compensation of Mr. Dumas.

Director Compensation Table, page 26

23. Please provide disclosure pursuant to the Instruction to Item 402(k)(2)(iii) and (iv) for footnotes 2, 3, 4 and 5 in the director compensation table.

Form 10-Q for the Fiscal Quarter Ended June 30, 2009

Management's Discussion and Analysis of Financial Condition and Results of Operations, Page 17

24. As a result of recent net losses and decreased sales, it appears the evaluation of deferred tax assets is becoming an increasingly critical accounting estimate. In future filings, please discuss the uncertainties surrounding realization of the asset and material assumptions underlying your determination no valuation allowance is required.

Capital Resources and Liquidity, page 23

25. Given the decline in your operations as well as recent modifications of your credit agreement to amend financial covenants, please revise future filings to disclose the actual ratios as of each reporting date, alongside the required ratios. This will allow readers to understand how much cushion there is between the required ratios and the actual ratios. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. Your disclosure should also address the risks and potential consequences of not complying with your debt covenants. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

26. Given your declining sales and the limited amounts available under your credit facility as of June 30, 2009, please provide a discussion in future filings of your ability to fund capital expenditures, current operations, service your debt and pay dividends related to your preferred shares.

Non-Cash Impairment, page 19

27. You performed an interim impairment test of goodwill as of June 30, 2009. However, you do not discuss the contributing factors that indicated goodwill could be impaired. We have read your disclosure on page 8 that states "Due to the continued macro-economic conditions affecting the oil and gas industry and the financial performance of all of our reporting units, Management decided to test for evidence of impairment in the second quarter of 2009." This disclosure is too general and does not provide insight into the specific economic factors that impacted your operations. In future filings please identify and quantify (if applicable) the contributing factors that you observed that indicated goodwill could be impaired.

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief